

April 16, 2009

Room 7010

Raymond J. Balsys
Chief Financial Officer
Parlux Fragrances, Inc.
5900 N. Andrews Avenue #500
Fort Lauderdale, FL 33309

>   **Re: Parlux Fragrances, Inc.**
>   **Form 10-K for Fiscal Year Ended March 31, 2008**
>   **Form 10-Q for Quarter Ended December 31, 2008**
>   **File No. 000-15491**

Dear Mr. Balsys:

    We have reviewed your response letter dated March 31, 2009 and have the following comments. Where indicated, we think you should revise your document. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

1. We note your response to our prior comment 1 and appreciate your concern that disclosing brand information could compromise relationships or impact competition. However, considering you have recorded these types of write downs in each of the previous three years and the material nature of your inventory balance, we believe you can provide certain information that will help investors understand the relationship of your inventory levels and potential risks associated with these inventories without jeopardizing relationships or harming the company competitively. In this regard, please revise to disclose, in general, the facts and circumstances surrounding the write downs for each year presented, how you determined that your remaining

inventory balance is valued appropriately and the impact further write downs would have on your results of operations.

2. Your response to prior comment 2 and your revised disclosure provides a discussion of how you test your long-lived assets for recoverability, particularly your brand licenses and trademarks and the reason for testing a particular license on a quarterly basis. However, your revised disclosure did not discuss the material assumptions you made in arriving at fair value of your assets nor did it advise an investor of the financial statement impact if actual results differ from the estimate made by management. We note that your assumptions may differ among licenses but a range of these assumptions would be helpful and provide more information to a reader. For example, your policy note should specifically discuss the range of sales growth rates, direct expense percentages used as well as the headroom or percentage of headroom between fair value and the carrying value of these assets. Given the fact that you have to continually assess certain licenses for impairment and have recorded several write downs over several periods, there is a need for additional detailed and informative disclosures so that investors can understand the material accounting estimates and assumptions used by management in applying SFAS 144.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief